Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 4 DATED DECEMBER 24, 2019

TO THE PROSPECTUS DATED SEPTEMBER 5, 2019

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2019, as supplemented by Supplement No. 1, dated November 15, 2019, Supplement No. 2, dated December 10, 2019 and Supplement No. 3, dated December 13, 2019 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•                  an increase to the maximum size of our DST Program;

•                  an increase to the compensation of our independent directors following a review by an independent compensation consultant;

•                  changes to our operating partnership agreement; and

•                  changes to our NAV procedures.

•                  Increase to Size of DST Program

The following supplements the disclosure in the section in the Prospectus entitled “Investment Strategy, Objectives and Policies—DST Program” and all similar language in the Prospectus:

On December 23, 2019, BC Exchange amended and restated its dealer manager agreement with the Dealer Manager for the DST Program to increase the maximum amount of interests that can be sold in private placements to $1 billion.

•                  Increase to Compensation of Independent Directors

The following supplements the disclosure in the section in the Prospectus entitled “Management— Compensation of Directors” and all similar language in the Prospectus:

Increase to Compensation of Independent Directors

On December 4, 2019, our board of directors hired an independent compensation consultant to conduct a comprehensive review and assessment of our independent director compensation. Based upon that review, on December 10, 2019, our board of directors, including all of our independent directors, approved a one-time catch-up payment of $150,000 for each independent director, to be made effective December 31, 2019.  Of that amount, $75,000 is comprised of cash and $75,000 is comprised of RSUs with respect to Class I shares of our common stock, with the number of RSUs based on the NAV per Class I share as of October 31, 2019, which vest and settle immediately.

In addition, the following changes for compensation beginning January 1, 2020, were approved.  Going forward, we will pay each of our independent directors an annual retainer of $40,000 ($10,000 per quarter) plus $2,000 for each regular board of directors meeting attended in person, $1,000 for each regular board of directors meeting attended by telephone, and $2,000 for each committee meeting and each special board of directors meeting attended in person or by telephone. We will also pay the chairman of the Audit Committee an annual retainer of $10,000 ($2,000 per quarter). In addition, at each annual meeting of stockholders the independent directors automatically will, upon election, receive an Annual Award of $50,000 in RSUs with respect to Class I shares of our common stock, with the number of RSUs based on the NAV per Class I share in effect as of the end of the day of the annual meeting.  All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending board meetings. If a director is also one of our officers, we will not pay additional compensation for services rendered as a director.

•                  Changes to Operating Partnership Agreement

The following supersedes and replaces the sixth paragraph section in the Prospectus entitled “The Operating Partnership Agreement —Operations” and all similar language in the Prospectus:

Distributions on the Special Units for the performance component of the advisory fee will be payable in cash or distributable as Class I OP Units, at the election of the holders of Special Units (the “Special Unitholders”). If the Special Unitholders elect to receive such distributions in Class I OP Units, the number of Class I OP Units to be issued to the Special Unitholders will be determined by dividing the amount of the performance component of the advisory fee payable by the NAV per Class I OP Unit. The Special Unitholders, the Advisor and any person to whom they transfer OP Units or Special Units (collectively with the Sponsor and the Advisor, the “Sponsor Parties”) may request the Operating Partnership to repurchase their OP Units. Any such repurchase requests will not be subject to any holding period, early redemption deduction, volume limitations or other restrictions that apply to other holders of OP Units under the limited partnership agreement of the Operating Partnership (the “Operating Partnership Agreement”) or to our stockholders under our share redemption program; provided, however, that in the event the Sponsor Parties hold OP Units paid or distributed with respect to the annual performance allocation or fee due under the Operating Partnership Agreement and/or Advisory Agreement from any prior calendar year, and requests the Operating Partnership to redeem all or a portion of such OP Units (the “Partnership Unit Balance”), the Operating Partnership will be required to redeem such Partnership Unit Balance only if we, based on reasonable projections, (i) have determined that, after redeeming such Partnership Unit Balance, expect to have liquidity (from any available source) equal to or in excess of the NAV of the maximum amount of our shares which can be redeemed under our then current share redemption program for the next ninety days (the “Minimum Liquidity Requirement”) and (ii) at the time of the redemption request, 100% of all properly submitted redemption requests in the share redemption program as of the most recent quarter end and the most recent month end (the “Redemption Period”) have been honored (collectively, with the Minimum Liquidity Requirement, the “Redemption Requirements”). In the event that we deem that the Redemption Requirements have not been met, then the Sponsor Parties may only redeem their respective Partnership Unit Balances up to the lesser of (A) whichever is the lower pro rata basis within the Redemption Period provided to our common stockholders requesting redemption of shares under the share redemption program, or (B) an amount that causes the Minimum Liquidity Requirement to still be met. If there was no pro rata redemption under the share redemption program during the Redemption Period, the Sponsor Parties may only redeem an amount that causes the Minimum Liquidity Requirement to still be met. Redemption requests from multiple Sponsor Parties, if applicable, will be honored on a pro rata basis, if redemptions are limited pursuant to the foregoing.  The above OP Unit redemption restriction shall not apply in the event that we terminate the Advisory Agreement. The Operating Partnership will redeem any OP Units of the Sponsor Parties for cash unless our board of directors determines that any such redemption for cash would be prohibited by applicable law or the Operating Partnership Agreement, in which case such OP Units will be redeemed for our common shares.

The following supersedes and replaces the sixth paragraph in the section in the Prospectus entitled “The Operating Partnership Agreement — Redemption Rights of OP Units other than those Paid to Sponsor or Advisor for Performance Allocation” and all similar language in the Prospectus:

Redemption Rights of OP Units other than those Held by Sponsor Parties

The redemption rights with respect to OP Units held by Sponsor Parties are described above. With respect to other OP Units, the holders of Series 1 Class E OP Units (other than us) generally have the right to cause the Operating Partnership to redeem all or a portion of their Class E OP Units for, at our sole discretion, Class E shares of our common stock, cash or a combination of both. The holders of Series 2 Class E OP Units (none of which are owned by us) or Class I OP Units (other than us) generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for, at our sole discretion, Class I shares of our common stock, cash or a combination of both. The holders of Class S OP Units (other than us) generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for, at our sole discretion, Class S shares of our common stock, cash or a combination of both. The right of the holders of OP Units to cause us to redeem their OP Units is not subject to an annual percentage limitation on the number or dollar value of OP Units redeemed for cash or shares of our common stock. If we elect to redeem OP Units for shares of our common stock, we will generally deliver one share of our common stock for each such OP Unit redeemed (subject to any redemption fees withheld), and such shares may, subsequently, only be redeemed for cash in accordance with the terms of our share redemption program. If we elect to redeem OP Units for cash, the cash delivered will equal the then-current NAV per unit of the applicable class of OP Units (subject to any redemption fees withheld), which will equal the then-current NAV per share of our corresponding class of shares. In connection with the exercise of these redemption rights, a limited partner must make certain representations, including that the delivery of shares of our common stock upon redemption would not result in such limited partner owning shares in excess of the ownership limits in our charter.

Subject to the foregoing, holders of OP Units (other than us) may exercise their redemption rights at any time after one year; provided, however, that a holder of OP Units may not deliver more than two redemption notices in a single calendar year and may not exercise a redemption right for less than 1,000 OP Units, unless such holder holds less than 1,000 OP Units, in which case, it must exercise its redemption right for all of its OP Units.

The following supersedes and replaces the section in the Prospectus entitled “The Operating Partnership Agreement—Transferability of Operating Partnership Interests” and all similar language in the Prospectus:

Transferability of Operating Partnership Interests

We may not (1) voluntarily withdraw as the general partner of the Operating Partnership, (2) engage in any merger, consolidation or other business combination or (3) transfer our general partnership interest in the Operating Partnership (except to a wholly owned subsidiary), unless the transaction in which such withdrawal, business combination or transfer occurs results in the holders of OP Units receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction or unless, in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to the Operating Partnership in return for an interest in the Operating Partnership and agrees to assume all obligations of the general partner of the Operating Partnership. We may also enter into a business combination or we may transfer our general partnership interest upon the receipt of the consent of a majority-in-interest of the holders of OP Units. With certain exceptions, the holders of OP Units may not transfer their interests in the Operating Partnership, in whole or in part, without our written consent, as general partner; provided, that each of the Sponsor Parties may transfer all or any portion of its respective OP Units, or any of its economic rights as a limited partner, to any of its respective affiliates or any trust, limited liability company, partnership, or other entity established by or at the direction of such Sponsor Party, without our consent.

•                  Changes to Valuation Procedures

Our board of directors has approved amendments to our valuation procedures in order to provide that certain classes or series of OP Units may not be economically equivalent to a class of shares of our common stock.  The NAV of these classes or series of OP Units shall initially be set at a specified value, and thereafter adjusted as if they were a separate class of shares, taking into account their specific economic terms (specifically, their specific dividends and ongoing distribution fees). The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding OP Unit on such day.  The following revisions to the Prospectus reflect the changes to our valuation procedures.

Effective as of December 31, 2019, the following disclosure replaces the second paragraph in the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Procedures—NAV and NAV per Share Calculation” and all similar disclosure in the prospectus.

Each month, before taking into consideration accrued dividends or class-specific fee accruals, any change in the Aggregate Fund NAV from the prior month (whether an increase or decrease) is allocated among each class or series of Fund Interest (i.e., our outstanding shares, along with any classes of OP Units held by third parties) based on each class’s or series’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, real estate-related assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, asset management fees and the distribution fee) and distributions to investors.

Effective as of December 31, 2019, the following disclosure replaces the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Procedures—NAV of our Operating Partnership and OP Units” and all similar disclosure in the prospectus.

NAV of our Operating Partnership and OP Units

Our valuation procedures include the following methodology to determine the monthly NAV of the Operating Partnership and the OP Units. Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class.  Certain other classes or series of OP Units may not be economically equivalent to a class of shares.  The NAV of these classes or series of OP Units shall initially be set at a specified value, and thereafter adjusted as described above under “NAV and NAV per Share Calculation” as if they were a separate class of shares, taking into account their specific economic terms (specifically, their specific dividends and ongoing distribution fees). The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding OP Unit on such day.